(a Development Stage Company)

Consolidated Financial Statements

Year Ended September 30, 2013
(expressed in Canadian dollars)

Management’s Responsibility For Financial Reporting

The accompanying financial statements of Zodiac Exploration Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with US generally accepted accounting principles and reflect management’s best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) “Peter Haverson”	(Signed) “John Newman”
President and Chief Executive Officer	Chief Financial Officer

December 3, 2013
Calgary, Alberta

December 3, 2013

Independent Auditor’s Report

To the Audit Committee of Zodiac Exploration Inc.

We have audited the accompanying consolidated financial statements of Zodiac Exploration Inc., which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012 and the consolidated statements of loss and comprehensive loss and deficit, consolidated statement of shareholders’ equity and cash flows for the years ended September 30, 2013, September 30, 2012 and September 30, 2011. We have also audited the consolidated statements of loss and comprehensive loss and deficit and cash flows for the period June 12, 2008 to September 30, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
111 5th Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: 403 509 7500, F:403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Zodiac Exploration Inc. as at September 30, 2013 and September 30, 2012 and results of its operations and its cash flows for the years ended September 30, 2013, September 30, 2012 and September 30, 2011 and the results of its operations and cash flows for the period June 12, 2008 to September 30, 2013 in accordance with accounting principles generally accepted in United States of America.

Chartered Accountants

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Balance Sheet

As at September 30, 2013 and September 30, 2012
(Expressed in Canadian $000’s)

		September 30,	September 30,
	Note	2013	2012
Assets
Current Assets
Cash and cash equivalents		$13,923	$20,381
Accounts receivable	4	481	685
Prepaid expenditures		686	649
		15,090	21,715

Property, plant and equipment	5	56,636	54,465
		$71,726	$76,180

Liabilities
Current Liabilities
Accounts payable and accrued	6
liabilities		$1,175	$1,295
		1,175	1,295

Asset retirement obligation	7	248	308
		1,423	1,603
Shareholders’ Equity
Share capital	9	114,541	114,541
Warrants	9	1,168	1,168
Contributed surplus		5,117	4,880
Deficit		(50,523)	(46,012)
		70,303	74,577
		$71,726	$76,180
Nature of operations	1
Commitments	12
Subsequent events	14

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Loss and Comprehensive Loss and Deficit

For the years ended September 30, 2013, 2012 and 2011, and the period from inception
(June 12, 2008 to September 30, 2013)
(Expressed in Canadian $000’s expect per share amounts)

				Inception
				(June 12,
				2008) to
	September 30,	September 30,	September 30,	September
	2013	2012	2011	30, 2013
	$	$	$	$
Income
Interest Income	169	194	215	774

Operating Expenses
General and administrative	4,408	3,629	3,824	15,672
Stock based compensation	236	499	1,546	3,279
Depreciation and accretion	39	340	45	486
Foreign exchange (gain) loss	(174)	195	64	5
Impairment of oil and gas properties	171	23,162	8,472	31,805
Writedown of KOS investment	-	-	25	50
	4,680	27,825	13,976	51,297

Net Loss and Comprehensive Loss	(4,511)	(27,631)	(13,761)	(50,523)

Deficit, beginning of period	(46,012)	(18,381)	(4,620)	-
Deficit, end of period	(50,523)	(46,012)	(18,381)	(50,523)

Basic and diluted loss per share:	(0.01)	(0.08)	(0.04)
Weighted average shares outstanding during the year:	359,635,408	359,527,912	333,580,968

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Shareholders’ Equity

As at September 30, 2013
(Expressed in Canadian $000’s expect per share amounts)

	Common Stock					Total
			Contributed		Acc.	Shareholders’
	Shares	Amount	Surplus	Warrants	Deficit	Equity
As at September 30, 2010	317,583,611	74,742	1,101	6,547	(4,620)	77,769
Common shares issued on exercise of stock options	340,750	101	-	-	-	101
Contributed surplus effect on exercise of options	-	31	(31)	-	-	-
Common shares issued on exercise of warrants	38,624,362	33,946	-	-	-	33,946
Original warrant valuation effect on exercise of warrants	-	3,714	-	(3,714)	-	-
Common shares issued to acquire property	2,700,018	1,890	-	-	-	1,890
Stock-based compensation	-	-	1,877	-	-	1,877
Net loss	-	-	-	-	(13,761)	(13,761)
As at September 30, 2011	359,248,741	114,424	2,947	2,833	(18,381)	101,823
Common shares issued on exercise of stock options	386,667	80	-	-	-	80
Contributed surplus effect on exercise of options	-	37	(37)	-	-	-
Stock-based compensation	-	-	306	-	-	306
Expiry of warrants	-	-	1,665	(1,665)	-	-
Net loss	-	-	-	-	(27,631)	(27,631)
As at September 30, 2012	359,635,408	114,541	4,880	1,168	(46,012)	74,577
Stock-based compensation	-	-	236	-	-	236
Net loss	-	-	-	-	(4,511)	(4,511)
As at September 30, 2013	359,635,408	114,541	5,117	1,168	(50,523)	70,303

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Consolidated Statement of Cash Flows

For the years ended September 30, 2013, 2012 and 2011, and the period from inception
(June 12, 2008 to September 30, 2013)
(Expressed in Canadian $000’s expect per share amounts)

				Inception
				(June 12,
				2008) to
	September	September	September	September
	30, 2013	30, 2012	30, 2011	30, 2013
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to total cash used in operations:
Net loss for the period	(4,511)	(27,631)	(13,761)	(50,421)
Depreciation and accretion	39	340	45	486
Revision to asset retirement obligation	-	(82)	-	(82)
Stock based compensation	236	499	1,546	3,279
Impairment of assets	171	23,162	8,497	31,684
Loss on sale of fixed assets	9	-	-	9
Unrealized foreign currency exchange (gain) losses	(228)	195	64	45
Reclamation of asset retirement obligation	(60)	(130)	-	(31)
Change in accounts receivable	39	(10)	21	(13)
Change in prepaid expenditures	(40)	(442)	(35)	(572)
Change in accounts payable and accrued liabilities	(4)	(63)	(162)	210
TOTAL CASH FLOW FROM OPERATING ACTIVITIES	(4,349)	(4,162)	(3,785)	(15,406)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,133)	(15,901)	(45,949)	(83,781)
Investment in KOS Energy Ltd.	-	-	-	(50)
NET CASH USED BY INVESTING ACTIVITIES	(2,133)	(15,901)	(45,949)	(82,947)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	-	-	73,872
Proceeds from exercise of warrants	-	-	33,946	40,485
Proceeds from stock options exercised	-	80	101	206
Issuance of note receivable	(150)	-	-	(150)
NET CASH FROM BY FINANCING ACTIVITIES	(150)	80	34,047	114,413

OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	174	(168)	(2,226)	(2,137)

Net cash increase (decrease) in cash and cash equivalents	(6,458)	(20,151)	(17,913)	13,923
Cash and cash equivalents at beginning of period	20,381	40,532	58,445	-
Cash and cash equivalents at end of period	13,923	20,381	40,532	13,923

Supplemental data:
Interest received	169	194	215	774

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

1.	Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”). The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula. Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc. For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree. These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”). Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA. Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At September 30, 2013, the Company has not yet achieved profitable operations, has accumulated a deficit of $50,523 (September 30, 2012 - $46,012) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2013, the Company’s cash balance was $13,923 (September 30, 2012 - $20,381) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

2.	Significant Accounting Policies

Basis of preparation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the following significant accounting policies:

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of the Company and its subsidiaries, all of which are wholly-owned.

Estimates by management

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting year. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. The Company evaluates its estimates and assumptions on a regular basis. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the Company’s financial statements.

The Company uses estimates to calculate depreciation and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to estimate fair market value of investments, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of any existing asset retirement obligation (“ARO”) liability, a corresponding adjustment is made to the oil and gas property.

Impairment tests are carried out by the Company based upon the technical expertise of its personnel and are subject to measurement uncertainty. The assumptions underlying the impairment tests are subject to change as circumstances dictate and additional information becomes available.

The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of the Company’s stock price, expected lives of the warrants and stock options, expected dividends and risk-free rate.

By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of bankers’ acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and trade receivables, which are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Foreign currency translation

The financial statements of foreign subsidiaries are translated to Canadian ("CAD") dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" (ASC Topic 830.10). The Company’s reporting currency is CAD dollars. Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction. Revenues and expenses are translated at the average rate of exchange in effect during the year other than depreciation which is translated at historical rates. Exchange gains or losses arising from translation are included in operating expenses.

Property, plant and equipment

i. Petroleum and natural gas properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized on a country by country cost centre basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 20%.

ii. Depletion

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling.

During the year there has been no commercial production, and a depletion expense was not recognized.

iii. Ceiling test

Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties. A ceiling test is performed on a cost centre basis to recognize and measure impairment, if any.

Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the “adjusted carrying amount”), exceeds the estimated undiscounted future cash flows from the Company’s proved reserves. The future cash flows are based on forecast prices and costs, as provided by an independent third party. If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of the Company’s proved plus probable reserves. Any recognized impairment is recorded as additional depletion and amortization expense.

iv. Other assets

Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis.

Asset retirement obligation

The Company recognizes the fair value of an asset retirement obligation in the year in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. The associated asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the year of settlement.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the year of realization.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

The Company evaluates such tax reporting methods on a periodic basis to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated.

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has determined that no significant uncertain tax positions exist as of September 30, 2013 and September 30, 2012 as a full valuation allowance has been taken in the year then ended.

Financial instruments

The fair values of financial instruments, which include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

Concentration of risk

The Company maintains its cash accounts primarily with one commercial bank in Canada and one commercial bank in the United States. The Company's cash accounts consist of deposits maintained in Canadian and U.S. dollars. Deposits in excess of insured amounts are an area of potential risk in that these entities may be affected by changes in economic and other conditions that could impact the Company's overall risk; to date, the Company has not incurred a loss in relation to this risk area.

Stock based compensation

Stock-based compensation cost for options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the estimated requisite service period. The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current year.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

3.	Recent Accounting Developments

In January 2013, the FASB issued Accounting Standards Update No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (ASU 2013-01). The main objective in developing this update is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The update requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments. ASU 2013-01 is effective for our first quarter of fiscal 2014. The pronouncement did not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for the Company’s fiscal years, and interim periods within those years, beginning after December 15, 2012. The pronouncement did not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2013, the Financial Accounting Standards Board, or FASB, issued ASU No. 2013-04, “Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation Is Fixed at the Reporting Date.” This ASU addresses the recognition, measurement, and disclosure of certain obligations resulting from joint and several arrangements including debt arrangements, other contractual obligations, and settled litigation and judicial rulings. The ASU is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect the pronouncement to have a material effect on the Company’s financial position, results of operations or cash flows.

In March 2013, the FASB issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This ASU addresses the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The guidance outlines the events when cumulative translation adjustments should be released into net income and is intended by the FASB to eliminate some disparity in current accounting practice. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect the pronouncement to have a material effect on the Company’s financial position, results of operations or cash flows.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

In March 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting.” The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. The amendments require financial statements prepared using the liquidation basis of accounting to present relevant information about an entity’s expected resources in liquidation by measuring and presenting assets at the amount of the expected cash proceeds from liquidation. The entity should include in its presentation of assets any items it had not previously recognized under U.S. GAAP but that it expects to either sell in liquidation or use in settling liabilities (for example, trademarks). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Management does not expect the pronouncement to have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The update provides that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments in this update do not require new recurring disclosures. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Management does not expect the pronouncement to have a material effect on the Company’s financial position, results of operations or cash flows.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

4.	Accounts receivable

Accounts receivable as at September 30, 2013 and 2012 consist of the following:

	September 30,	September 30,
	2013	2012
	$	$
Trade accounts receivable	330	685
Note receivable (i)	151	-
Total accounts receivable	481	685

(i)	Note receivable

During the year ended September 30, 2013, the Company paid a loan (the “Loan”) in the amount of $150 to a corporation. The Loan is due on February 23, 2014 and bears interest of 6% per annum, payable on maturity. As of April 30, 2013, total interest accrued pursuant to the Loan is $1.

5.	Property, plant and equipment

Property, plant and equipment consist of the following:

	Oil and gas
	properties	Other	Total
Net book value, September 30, 2011	$64,406	$71	$64,477
Additions	13,331	24	13,355
Impairment expense	(23,162)	-	(23,162)
Depreciation	(177)	(28)	(205)
Net book value, September 30, 2012	$54,398	$67	$54,465
Additions	2,487	-	2,487
Disposals	-	(24)	(24)
Impairment	(264)	-	(264
Depreciation	(25)	(3)	(28)
Net book value, September 30, 2013	56,596	40	56,636

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 (16,000 net) acres located in Kings and Kern Counties in California (the “Panther acreage”) for total consideration of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of 2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936. In order to earn the initial 8,000 acres of this land, the Company was required to have drilled a well to evaluate the Monterey formation prior to January 1, 2013. Zodiac elected not to drill the first well which was required to be drilled by January 1, 2013 and as a result, relinquished approximately 8,000 acres to the farmor. In order to earn the remaining approximate 8,000 acres, Zodiac is required to drill a well to evaluate the Kreyenhagen formation prior to January 1, 2014. In the event Zodiac does not elect to drill the well prior to January 1, 2014, the remaining approximate 8,000 acres would revert to the farmor.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

On October 23, 2012, the Company entered into a farmout agreement (“Farmout Agreement”) with Aera Energy LLC (“Aera”), whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of the Company’s lands located in Kings County (“Farmout Lands”). The Farmout Agreement is comprised of two phases whereby Aera is required to pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Drilling in Phase 1 was required to commence no later than June 2013 and on February 5, 2013, Aera spud the initial vertical well under Phase 1. The initial vertical well has since been drilled to its final vertical depth and remains on tight-hole status. The Company will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells. Upon Aera’s fulfillment of its earning obligations under each Phase of the Farmout Agreement, the Company will elect into either a 50% working interest or a 3% overriding royalty in the Farmout Lands.

During the year ended September 30, 2013, the Company capitalized $26 (September 30, 2012 - $107, September 30, 2011 - $1,510) of general and administrative expenditures and stock-based compensation costs attributable to employees and consultants directly engaged in exploration activities.

At September 30, 2013, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the year ended September 30, 2012, the Company recognized an impairment charge of $23,162 on its California assets. This impairment relates to an asset (land and drilling costs) whose lease was allowed to lapse as it was determined that it was not in the Company’s best interest to continue to explore and develop that specific area. During the year ended September 30, 2011, the Company recognized an impairment charge of $8,472 on its Nova Scotia assets. In determining the impairment charge for these assets, the Company considered (among others) the following factors: intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results. The operator has since begun reclamation activities on the assets in question and the Company expects settlement of the liability within the year.

During the year ended September 30, 2013, the Company recognized an impairment charge of $264 on its inventory. The impairment relates to a revaluation of the assets at year-end.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

6.	Accounts Payable and Accrued Liabilities

Accounts payable as at September 30, 2013 and 2012 consist of the following:

	September 30,	September 30,
	2013	2012
	$	$
Trade accounts payable	1,064	1,078
Accrued liabilities	111	217
Total accounts payable and accrued liabilities	1,175	1,295

7.	Asset Retirement Obligation

As at September 30, 2013, the Company has estimated the net present value of its total Asset Retirement Obligation ("ARO") to be $248 (September 30, 2012 - $308) based upon a total future undiscounted liability of $621 (September 30, 2012 - $736), where the liability settlement period has been estimated to occur over 1 to 25 years. During the year ended September 30, 2013, the Company began incurring reclamation costs in the Windsor Basin in Nova Scotia. The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	September 30,	September 30,
	2013	2012
	$	$
Balance, beginning of year	308	385
Accretion expense	25	135
Liabilities settled	(60)	(130)
Revision to ARO inputs	(25)	(82)
Balance, end of year	248	308

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

8.	Future Income Taxes

a)	The significant components of the Company's future tax assets and liabilities are as follows:

	September 30,	September 30,
	2013	2012
	$	$
Property, plant and equipment	1,368	1,384
Non-capital loss carryforward	3,449	2,877
Share issuance costs	337	515
Asset retirement obligation	72	60
Valuation allowance	(5,226)	(4,836)
	-	-

b)	The Company has estimated tax pools totaling $103,921 as follows:

		September 30,
		2013
	Rate of claim	$
U.S. tax pools	100%	83,367
Canadian tax pools	29%	20,554
		103,921

c)	FIT Rate Reconciliation

	Zodiac Exploration	Zodiac USA
	Corp	Corp		Total
Expected (income) loss	1,149	3,362		4,511
US Federal & State tax rate	-	43.4%		-
Adjustment on consolidation	-	(43.4%	)	-
Consolidated tax rate	29%	34%		-
	333	1,143		1,476
Future tax differences	5,016	-		5,016
Non-deductible	(123)	-		(123)
Valuation	(5,226)	(1,143)		(6,369)

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

9.	Share Capital

a)	Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b)	Issued

	Number of	Amount
	Common Shares	$
Outstanding, September 30 2011	359,248,741	114,424
Common shares issued upon exercise of options	386,667	80
Equity effect on exercise of options	-	37
Outstanding, September 30, 2012	359,635,408	114,541
Outstanding, September 30, 2013	359,635,408	114,541

c)	Warrants

		Weighted Average
	Outstanding	Exercise Price	Deemed Value
	September 30, 2013	$	$
Warrants issued on private placement (i)	24,445,706	0.414	1,168
Outstanding, September 30, 2012 (ii)	24,445,706	0.414	1,168
Outstanding, September 30, 2013	24,445,706	0.414	1,168

(i)

The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010. As of September 30, 2013, there are 24,445,706 common share purchase warrants outstanding with an exercise price of $0.414 per share, of which 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

(ii)	During 2013, the Company revised the balance of warrants as of September 30, 2012 to reflect the warrants that expired as of September 30, 2012.

The fair values of the warrants issued were estimated as at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the calculations are noted below:

2010
Risk-free interest rate	1.95%
Expected life	3.1 years
Expected volatility	71.3%
Fair value per whole warrant	$0.048

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

The remaining fair value of the warrants issued is $1,168 at September 30, 2013 (September 30, 2012 - $2,833), which was allocated from the gross proceeds received on the private placement.

d)	Performance warrants

			September 30,
			2013
	Number of	Weighted Average	Weighted Average
	Warrants	Exercise Price	Remaining
		$	Contractual Life
			(years)
Balance, beginning of year	7,250,000	0.207	2.52
Forfeited	(7,250,000)	0.207	-
Balance, end of year	-	-	-

The fair value of the performance warrants issued was estimated as at the grant date using the Black-Scholes option pricing model. The compensation expense is recognized over the then expected vesting term. The estimate of this expense is adjusted for subsequent changes in the expected or actual outcome of the vesting requirements and any changes to this expense are recorded in the year of the change.

The assumptions used in the calculation are noted below:

Risk-free interest rate	1.75%
Expected life	2.6 years
Expected volatility	75.4%
Fair value per whole warrant	$0.097

Compensation expense for year ended September 30, 2013 was $13 (September 30, 2012 - $73, September 30, 2011 - $265), and was recognized as a non-cash compensation expense, with an offsetting credit to contributed surplus. As at September 30, 2013, the total estimated fair value of the performance warrants has been recognized as compensation expense.

During the year ended September 30, 2013, 7,250,000 performance warrants held by former officers were forfeited.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

e) Stock options outstanding

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company. The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 9 (d)). All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2013:

			September 30,
			2013
	Number of Options	Weighted Average	Weighted Average
		Exercise Price	Remaining
		$	Contractual Life
			(years)
Balance, beginning of year	9,578,083	0.49	2.93
Granted	11,450,000	0.10	4.26
Forfeited	(6,737,833)	0.52	-
Balance, end of year	14,290,250	0.16	3.89

As at September 30, 2013, the Company had 8,449,993 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2012, and for changes that occurred during the year then ended:

			September 30,
			2012
	Equivalent Number	Weighted Average	Weighted Average
	of Options	Exercise Price	Remaining
		$	Contractual Life
			(years)
Balance, September 30, 2011	14,717,250	0.534	3.29
Granted	1,780,000	0.244	4.12
Forfeited	(6,532,500)	0.516	-
Exercised	(386,667)	0.207	-
Balance, September 30, 2012	9,578,083	0.487	2.93

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

	f)	Stock-based compensation

During the year ended September 30, 2013, the Company granted 11,450,000 options to officers, directors, employees and consultants (year ended September 30, 2012 – 1,780,000). The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.10 per option and expire five years after the grant date. The fair value of the options granted is estimated as at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the calculation are noted below:

	2013	2012
Risk-free interest rate	1.13%	1.12%
Expected life	2.96 years	3.0 years
Expected volatility	141.67%	71.11%
Forfeiture rate	27.97%	1.94%
Fair value per option	$0.065	$0.089

Compensation expense recognized for the year ended September 30, 2013 was $223 (September 30, 2012 - $233, September 30, 2011 - $1,612). Of the total compensation expense for the year ended September 30, 2013, $223 (September 30, 2012 - $426, September 30, 2011 - $1,281) has been recorded as a stock-based compensation expense related to options issuances and $nil (September 30, 2012 - $(193), September 30, 2011 - $331) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g)	Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year ended September 30, 2013 of 359,635,408 (September 30, 2012 – 359,635,408). The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the year. Application of this methodology was anti-dilutive for the year. The issued and outstanding warrants, and stock options of 24,445,706, and 14,290,250, respectively, were not dilutive as the Company is in a loss position.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

10.	Related Parties

During the year ended September 30, 2013, aggregate legal fees of $179, were charged by a law firm in which the corporate secretary of the Company is a partner of, and were expensed as general and administrative expenses (September 30, 2012 - $139).

As at September 30, 2013 the Company owed $28 (September 30, 2012 - $50) to the law firm.

11.	Financial Instruments

a)	Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The Company's financial assets and liabilities are measured at fair value on a recurring basis. The Company discloses its recognized non-financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non-recurring basis. For non-financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements. The Company recognized impairment in its California non-financial assets during the year ended September 30, 2012 (note 5).

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3

Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized. To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts. The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

12.	Commitments

a)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly installments of $9. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

c)

The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

13.	Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas. Geographical segmentation is as follows:

	Year ended September 30, 2013 ($)
	Canada	United States	Total
Interest income	169	-	169
Depreciation and accretion	(30)	(8)	(38)
Net loss	(1,149)	(3,361)	(4,511)
Property, plant and equipment	2,861	53,775	56,636
Total assets	32,283	39,443	71,726

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the years ended September 30, 2013, 2012 and 2011
(Expressed in Canadian $000's except per share amounts)

	Year ended September 30, 2012 ($)
	Canada	United States	Total
Interest income	170	24	194
Depreciation and accretion	(28)	(312)	(340)
Net loss	(3,685)	(23,946)	(27,631)
Property, plant and equipment	48	54,417	54,465
Total assets	37,681	38,499	76,180

	Year ended September 30, 2011 ($)
	Canada	United States	Total
Interest income	215	-	215
Depreciation and accretion	(43)	(2)	(45)
Net loss	(12,084)	(1,677)	(13,761)
Property, plant and equipment	63	64,414	64,477
Total assets	38,678	70,520	109,198

14.	Subsequent events

Acquisition of Muskwa Resources Ltd.

On October 9, 2013, Zodiac entered into a definitive agreement (the "Acquisition Agreement") with Muskwa Resources Ltd. ("Muskwa"), a private oil and gas company, whereby Zodiac has agreed, subject to certain conditions, to acquire all of the issued and outstanding common shares of Muskwa as part of a business combination. The exchange ratio for the Muskwa Shares shall be one (1) common share of Zodiac for each issued and outstanding Muskwa Share at the price of $0.10 per share, for a total consideration paid of $8,500.

Pursuant to the terms of the Acquisition Agreement, Zodiac has agreed to provide Muskwa with a bridge loan in the amount of $2,350 to assist Muskwa with the funding of certain operational expenses in connection with its exploration activities as well as certain of its general and administrative expenses. The bridge loan has a term of 180 days, an interest rate of 6% per annum and is secured against all of the present and after acquired property of Muskwa.

The Acquisition is expected to be completed by way of an amalgamation and is subject to customary approvals, including approval by Muskwa shareholders and the approval of the TSX Venture Exchange. Closing of the Acquisition is expected to occur during December, 2013.